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                             May 8, 2023

       Todd Davis
       President and Chief Executive Officer
       Endexx Corporation
       38246 North Hazelwood Circle
       Cave Creek, AZ 85331

                                                        Re: Endexx Corporation
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2022
                                                            Filed January 13,
2023
                                                            File No. 000-30233

       Dear Todd Davis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2022

       Item 9a. Controls and Procedures, page 30

   1. Please disclose the conclusions of your principal executive officer and principal financial officer regarding the
effectiveness of your disclosure controls and procedures and internal controls over financial
reporting as of the end of the period covered by this report. Refer to Items 307 and
308(a)(3) of Regulation S-K. This comment also applies to your Form
                                                        10-Q for the quarterly
period ended December 31, 2022.
       Item 15. Exhibits and Financial Statement Schedules, page 47

   2. We did not see Inline XBRL provided in connection with this filing. Please advise or revise as necessary.
Refer to Item 601(b)(101) of Regulation S-K.
 Todd Davis
Endexx Corporation
May 8, 2023
Page 2
Item 8. Financial Statements and Supplementary Data, page F-1

3. It appears that your financial statements are presented without an audit opinion. Please confirm that your financial statements were audited by an independent accountant. In addition, please amend your filing to include a report from your independent registered public accountant that covers the two fiscal years presented herein. Refer to Rules 2-02 and 8-02 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.



FirstName LastNameTodd Davis                                  Sincerely,
Comapany NameEndexx Corporation
                                                              Division of
Corporation Finance
May 8, 2023 Page 2                                            Office of Trade &
Services
FirstName LastName